FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

March 17, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on March 17, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce that over 90% of recent infill drilling on the Waterberg deposit has successfully intersected the “T” and “F” targeted layers. The deposit has been extended both up-dip and at depth.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce that over 90% of recent infill drilling on the Waterberg deposit has successfully intersected the “T” and “F” targeted layers. The deposit has been extended both up-dip and at depth.

New features from recent drilling include:

•	Multiple High Grade “Super T zone” intercepts including 13.91 g/t platinum, palladium and gold (“3E”) over 11.87 meters; and
•	Multiple “Super F zone” intercepts creating targets for shallow resources at less than 300 meters vertical from surface.

Confirmation drilling has delineated large scale F zone blocks at grades higher than the deposit average which can be separately modelled and prioritized for mining in an ongoing Pre-Feasibility Study. New high grade T zone blocks are also emerging at depth. Additional drilling to offset these new high grade T zone intercepts has been approved by the Waterberg Joint Venture and is now underway. The Japan Oil, Gas and Metals National Corporation (“JOGMEC”) is funding the current drilling and Pre-Feasibility engineering work.

R. Michael Jones, President, CEO and co-founder of Platinum Group Metals said “Definition drilling is allowing us to model Waterberg as a series of potential mining areas rather than as one 13 kilometer deposit. Given the scale of known resources, and being only 140 meters from surface, Waterberg is certainly big and shallow. The definition drilling results allow us to target the best grade in five large potential mining blocks, each at a scale typical of a stand-alone South African platinum mine shaft or decline complex. The new emerging high grade T zone adds a completely new dimension. Waterberg will now be considered a mining district to be prioritized rather than as a single deposit in the ongoing Pre-Feasibility Study.”

The 27 new drill holes (15,500 meters of core) reported herein, plus results from 265 earlier holes (249,000 meters of core) completed for the previous July 2015 resource estimate, outline five potential mining areas: T zone, Super T, Central Super F, Boundary Super F and Northern Super F. A total of 7 holes and 6,000 assays are still pending at this time from the ongoing drill program.

Higher grade intercepts reported herein, combined with earlier higher grade cuts, create specific blocks to be considered in pre-feasibility mine planning and engineering work. An updated resource calculation is in progress, modelled on 2.5 g/t, 3.5 g/t and 4.0 g/t platinum, palladium, rhodium and gold (“4E”) lower cut-off grades for the identified blocks.

New Highlight Drill Results

Super T borehole details are listed below. The term “Super” designates an intercept thickness of greater than 6 meters at over 5 g/t. In the F Zone “Super is used for an intercept of more than 10 meters. True thickness is approximately 79% of the reported intercept width. It is logical to consider intercepts at up to 6 meters vertical thickness for standard mechanized mining methods. At 6 to 10 meters thick other methods for mechanized extraction can be considered. Beyond 10 meters thick bulk underground mining methods may be considered.

To put the Super T and Super F intercepts into perspective, a common measure for mine planning comparison in layered deposits is thickness multiplied by grade measured in centimeter grams per tonne (“cmg/t”). An intercept of 10 meters of 3 grams per tonne or an intercept of 6 meters of 5 grams per tonne both have 3,000 cmg/t. By comparison a typical Merensky reef platinum mine would have 1 meter of 6 grams per tonne or 600 cmg/t.

New “Super” T – The following holes define an emerging Super T zone:

Hole WB195 - 13.91g/t 3E over 11.87 meters (or 15.03 g/t 3E over 8.68 meters, from 898.32 meters to 907.0 meters);

Hole WB186 - 5.84 g/t 3E over 19.00 meters from 812.00 meters to 831.00 meters (this hole announced December 4, 2015); and

Hole WB200 - 5.92 g/t 3E over 7.56 meters from 938.44 meters to 946 meters.

Earlier T zone drilling in this area up-dip from the Super T zone includes:

Hole WB032 – 5.04 g/t 3E over 4.25 meters from 799.67 meters to 803.92 meters (this hole drilled November, 2011);

Hole WB187 – 9.97 g/t 3E over 3.41 meters from 681.59 meters to 685.00 meters (this hole announced December 4, 2015); and

Hole WB188 – 10.28 g/t 3E over 4.50 meters from 633.50 meters to 638.00 meters (this hole announced December 4, 2015).

Central Super F

3 Shallow holes awaiting assays

Boundary Super F

WE080 4.15g/t 3E over 21.50 meters from 297.00 meters to 318.50 meters.

Northern Super F

WE078D2 5.13 g/t 3E over 17.25 meters from 283.75 to 301 meters.

Drill Result Details

BHID	ZONE	FROM	TO	Length	3E	Pt	Pd	Au
				meters	g/t	g/t	g/t	g/t
WE077D0	NSF	455.53	459.88	4.35	1.67	0.50	1.08	0.09
WE077D1	NSF	461.00	465.39	4.39	3.27	0.89	2.20	0.18
WE078D1	NSF	283.39	300.97	17.58	4.95	1.38	3.33	0.24
WE078D2	NSF	283.75	301.00	17.25	5.13	1.61	3.24	0.28
WE079D1	NSF	337.00	353.93	16.93	2.93	0.80	1.97	0.16
WE079D2	NSF	333.27	352.00	18.73	2.56	0.70	1.71	0.14

WE080D0	BSF	297.00	318.50	21.50	4.15	1.18	2.75	0.23
WE081D0	BSF	Beyond sub crop
WE082D0	BSF	342.00	353.06	11.06	5.72	1.77	3.72	0.24
WE082D1	BSF	342.00	352.89	10.89	5.33	1.56	3.55	0.22
WE082D2	BSF	342.00	352.91	10.91	5.57	1.62	3.76	0.20
WE083D0	BSF	248.50	258.00	9.50	2.96	0.92	1.89	0.16
WE083D1	BSF	247.00	256.50	9.50	3.10	0.84	2.13	0.13
WE084D0	BSF	216.50	225.50	9.00	3.75	1.08	2.43	0.25
WE085D0	BSF	292.00	299.65	7.65	2.64	0.87	1.53	0.24
WE086D0	BSF	Low grade
WE087D0	BSF	Beyond sub crop
WE088D0	BSF	Beyond sub crop
WE089D0	BSF	398.00			Awaiting assays
WE090D0	BSF	Beyond sub crop
WB202D0	BSF	250.00			Awaiting assays
WB203D0	BSF	Beyond sub crop
WB204D0	BSF	270.00			Awaiting assays

WB195D0	T-Zone	895.63	907.50	11.87	13.91	4.46	7.32	2.13
WB196D0	T-Zone	Replaced by dyke
WB197D0	T-Zone	937.91	944.00	6.09	2.17	0.80	1.13	0.24
WB198D0	T-Zone	635.00	641.85	6.85	2.76	1.25	1.35	0.15
WB199D0	T-Zone	572.50	580.40	7.90	1.32	0.54	0.69	0.09
WB200D0	T-Zone	938.44	946.00	7.56	5.92	1.67	3.46	0.79
WB201D0	T-Zone	770.00			Awaiting assays

WB205D0	CSF	415.00			Awaiting assays
WB206D0	CSF	388.00			Awaiting assays
WB207D0	CSF	310.00			Awaiting assays

MILESTONES

•	End of March 2016 - Resource update
•	April 1, 2016 - Commencement of new JOGMEC budget year for funding for US$ 5.5 million, 100% of project costs (part of a US$ 20 million commitment to 2018)
•	July 2016 - Pre-Feasibility Study completed
•	End 2016 - Application submission for a Mining Right
•	2017 - Definitive Feasibility Study

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

Qualified Person and Quality Assurance and Control

R. Michael Jones, P.Eng., the Company's President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has verified the data by ensuring experienced qualified personnel are working with the core and data, reviewing selected core, core logs and assay data, visiting the site and drill rigs and ensuring that the Independent Qualified Person is updated in the project progress and plans. Assay results are part of an extensive quality control program including chain of custody, insertion of blanks and standards, carefully reviewing data on company standards and checking accuracy with independent lab checks. The assays have been completed at Bureau Veritas Inspectorate and Set Point accredited laboratories by standard fire assay and ICP finish methods.

About Waterberg

Waterberg was newly discovered by the Company and its joint venture partners including JOGMEC the Japanese State Company in late 2011. Waterberg was hidden from previous exploration by 140 meters of sedimentary cover which is the reason it was not previously found. Waterberg has been studied since its discovery in co-operation with Witwatersrand University and its mineralogy and age date have suggested it is a Bushveld Complex deposit but in a new set of layers and geological domain. Waterberg is not aligned with the classic South African platinum reefs of the Merensky, UG-2 or the Platreef. The Waterberg has been metallurgical tested and found to produce a desirable concentrate with similar characteristics to the preferred Merensky Reef.

Resources at Waterberg total:

25.64 million 3E ounces Inferred plus 12.61 million 3E ounces Indicated
Inferred - 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cut-off)
Indicated - 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t, Pd, 0.16g/t Au, 2.50 g/t cut-off)

(See Independent Technical Report by C. Muller of CJM Consulting South Africa (Pty) Ltd. dated Sept 4, 2015 at www.sedar.com for details)

These resources will be updated with the results of the drilling announced today and other drilling completed before the end of March 2016.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company recently commissioned and began concentrate sales at the Maseve Platinum mine, a shallow, high-grade operation. Maseve is currently in ramp-up phase and is expected to produce 250,000 ounces (4E) per year on a steady state basis.

Platinum Group has expanded its exploration and development efforts on the North Limb of the Bushveld Complex at the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining in partnership with Japanese state Company JOGMEC.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
CEO and Co-Founder
For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. This press release may contain forward- looking information within the meaning of Canadian securities laws and forward- looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward- looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

March 17, 2016